UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2020 (Report No. 2)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Siyata Mobile Inc., or the Registrant’s, Notice of Annual General and Special Meeting of Shareholders and Management Information Circular, for the Registrant’s annual meeting, or the Meeting, to be held on Tuesday, December 29, 2020.

Only shareholders of record who hold common shares, without par value, of the Registrant at the close of business on November 19, 2020 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.	Description
99.1	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular, dated November 26, 2020.
99.2	Form of Proxy
99.3	Voting Instruction Form for Holders of Common Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2020

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

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